

January 13, 2010

Mail Stop 4631

**<u>Via U.S. mail and facsimile</u>**

Mr. Bill W. Wheat, Executive Vice President
   and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street   Suite 500
Fort Worth, TX    76102
Facsimile: (817) 390-1715

        **Re:    D.R. Horton, Inc.**
             **Annual Report on Form 10-K for the FYE September 30, 2009**
             **Filed: November 20, 2009**
             **File No. 1-14122**

             **Definitive Proxy Statement on Schedule 14A**
             **Filed: December 17, 2009**

Dear Mr. Wheat:

      We have reviewed the above-captioned filings and have the following comments. In future filings, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

1. It is not clear how you derive the potential payouts associated with the annual and long-term incentive plans.  We would expect to see appropriate disclosure in the Compensation Discussion and Analysis relating to the methodologies you used to develop the target and maximum payouts under each of these forms of compensation.

*     *     *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, you may contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,


Jay Ingram
Legal Branch Chief